Exhibit (a)(1)
LIN TV CORP.
OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS
YOUR RIGHT TO ELECT TO EXCHANGE YOUR OPTIONS AND YOUR RIGHT
TO WITHDRAW SUCH ELECTION EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME,
ON DECEMBER 22, 2005, UNLESS EXTENDED
      We are offering our full-time and part-time employees, the full-time and part-time employees of our subsidiaries and our non-employee directors, the opportunity to exchange their outstanding stock options, other than outstanding options granted on or after January 1, 2005, for shares of restricted stock on the terms described herein. All stock options outstanding under our Amended and Restated 2002 Stock Plan, our 1998 Stock Option Plan and the Sunrise Television Corp. 2002 Stock Option Plan, other than outstanding options granted on or after January 1, 2005 and options granted on March 3, 1998 which represented a mixture of rollover gains from a prior option plan and regular options under the 1998 Stock Option Plan, that are held by our full-time and part-time employees or our subsidiaries’ full-time and part-time employees and all stock options outstanding under our Amended and Restated 2002 Non-Employee Director Stock Plan that are held by our non-employee directors are eligible for exchange (the “eligible options”). If you accept this offer, you will be able to receive one share of restricted class A common stock (the “restricted stock”) for every three shares of class A common stock (the “common stock”) subject to your surrendered options. If you wish to exchange options, you do not need to surrender all of your eligible options. However, you do need to surrender all unexercised option shares under any eligible option grant that you choose to surrender. You will not be entitled to any restricted stock unless you are employed by us or one of our subsidiaries or you are a non-employee director on the date this offer expires. Unless this offer is extended, the issuance of the restricted stock will be effective December 22, 2005.
      We are making this offer upon the terms and subject to the conditions described in the enclosed materials, including those we describe in Section 6. This offer is not conditioned upon a minimum number of options being surrendered for exchange.
IMPORTANT
      To elect to exchange your eligible options pursuant to this offer, you must, in accordance with the terms of the accompanying election form, properly complete and deliver the election form to Peter Maloney, Vice President of Benefits and Special Projects, LIN TV Corp., Inc., by fax at (401) 454-2817 by hand delivery or by mail at Four Richmond Square, Suite 200, Providence, Rhode Island 02906. We must receive your properly completed election form before 5:00 p.m., Eastern Standard Time, on -December 22, 2005. Although we reserve the right to extend this offer at our sole discretion, we currently have no intention of doing so.
      Subject to our rights to extend, terminate and amend this offer, we will accept promptly after the expiration of this offer all properly surrendered eligible options that are not validly withdrawn and will notify you of our acceptance on the date this offer expires. Upon our acceptance of the eligible options you surrender for exchange, the surrendered options will be canceled and you will no longer have any right to purchase our common stock under those options.
      We have not authorized any person to make any recommendation on our behalf as to whether you should surrender or not surrender your outstanding stock options for exchange through this offer. You should rely only on the information in these materials or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in these materials. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.
      This document constitutes part of the Section 10(a) prospectus relating to our Amended and Restated 2002 Stock Plan, the Section 10(a) prospectus relating to our 1998 Stock Option Plan, the Section 10(a) prospectus relating to the Sunrise Television Corp. 2002 Stock Option Plan and the Section 10(a) prospectus relating to our Amended and Restated 2002 Non-Employee Director Stock Plan and covers securities that have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.
The date of this offer to exchange is November 21, 2005, as amended on December 7, 2005.

Summary Term Sheet
      The following are answers to some of the questions that you may have about our offer. We urge you to read all of these materials carefully. We have included references to the relevant sections following this summary where you can find a more detailed description of the topics in this summary.

Q.1.	What options are covered by this offer?
      We are offering you the opportunity to exchange all outstanding stock options granted to you under our Amended and Restated 2002 Stock Plan, our 1998 Stock Option Plan, the Sunrise Television Corp. 2002 Stock Option Plan or our Amended and Restated 2002 Non-Employee Director Stock Plan, excluding outstanding options granted on or after January 1, 2005 and options granted on March 3, 1998 which represented a mixture of rollover gains from a prior option plan and regular options under the 1998 Stock Option Plan. (See Section 1)

Q.2.	What is restricted stock?
      If we accept your tender of the options, you will receive a certain number of shares of restricted stock. Unlike options, where the option holder has only a right to purchase shares of common stock at a certain price, when you receive restricted stock you become a holder of actual shares of our common stock. These shares are considered “restricted” because they will be subject to forfeiture until the restrictions lapse, and to certain restrictions on transfer. The forfeiture provisions and the transfer restrictions will be set forth in a restricted stock agreement entered into by you and us. You may transfer or sell your shares only in accordance with the terms of your restricted stock agreement and subject to applicable securities laws and payment of withholding taxes. (See Section 8)

Q.3.	Why are we making this offer?
      The exercise prices our employees’, our subsidiaries’ employees’ and our non-employee directors’ outstanding options are significantly higher than the current market price of our common stock. We are making this offer in order to realign our compensation programs to more closely reflect current market and economic conditions and to enhance stockholder value by creating better performance incentives for, and thus increasing retention of, our employees, our subsidiaries’ employees and our non-employee directors. (See Section 2)

Q.4.	Are there conditions to this offer?
      This offer is subject to a number of conditions with regard to events that could occur before the expiration of this offer. These events include a change in accounting principles, a lawsuit challenging the offer, a third-party tender offer for our common stock or an acquisition proposal for us. These and various other conditions are more fully described in Section 6. If we terminate this offer prior to accepting and canceling your surrendered eligible options, your options will remain outstanding until they expire by their own terms and will retain their current exercise price and their current vesting schedule. This offer is still valid no matter how many or how few eligible option holders participate and no matter how many or how few eligible options are surrendered for exchange. (See Section 6)

Q.5.	Are there any eligibility requirements I must satisfy in order to receive the restricted stock?
      You must be a full-time or part-time employee of LIN TV or of one of our subsidiaries or one of our non-employee directors on the date this offer expires.
      Participation in the offer does not confer upon you the right to remain in the employment or other service of LIN TV or any of its subsidiaries. (See Section 5)

Q.6.	Do I have to make any payment for the restricted stock and what will I receive for the payment and the exchange for the options I surrender for exchange?
      In exchange for your surrendered eligible options, if you are not a non-employee director, you will receive shares of restricted stock issued under the Amended and Restated 2002 Stock Plan, and if you are a non-employee director, you will receive shares of restricted stock issued under the Amended and Restated 2002 Non-Employee Director Stock Plan, in each case equal to one-third of the number of shares of common stock underlying the options you surrender. For example, if you return an option to purchase 12,000 shares of common stock, you will receive 4,000 shares of restricted stock. You will not be required to pay cash for the shares of restricted stock you receive. Your receipt of the shares of restricted stock will not be treated as taxable compensation income to you at the time of issuance, unless you file a timely Section 83(b) election with the Internal Revenue Service with respect to the shares, as discussed below. Nevertheless, there are tax consequences upon the vesting of shares of restricted stock. You should consult with your own tax advisor to determine the tax consequences of this offer. (See Sections 8 and 13)
      In the event the conversion of options to restricted stock would result in a fractional share, the number of restricted shares to be issued will be rounded up or down to the nearest whole number.

Q.7.	When will I receive my restricted stock?
      Unless this offer is extended, the grant of the restricted stock will be effective December 22, 2005, the date this offer expires. We expect to distribute the restricted stock agreements promptly after we accept eligible options surrendered for exchange. Your award of restricted stock will be evidenced by a restricted stock agreement between you and us, and you will not receive a stock certificate for the restricted stock. Until the restricted stock vests, it will be held in the custody of our Corporate Secretary. As the shares vest, assuming you have signed the required restricted stock agreement and all of the necessary related documents, they will be deposited into your brokerage account at a LIN TV-designated broker, subject to payment of applicable withholding taxes. (See Question 14 and Section 5)

Q.8.	When will the shares of restricted stock vest?
      The shares of restricted stock will vest over five years, with 20% of the shares vesting each July, commencing July 2005. The specific date in each July over the next five years that your shares will vest will depend upon the original exercise price of the eligible options being surrendered, as follows:

New Restricted Stock
Exercise Price of Eligible Options Surrendered	Vesting Date

$21.00 and below	July 6
$21.01 to $22.50	July 9
$22.51 to $23.50	July 12
$23.51 and over	July 15
      Notwithstanding the above schedule, in the event that the total number of shares of restricted stock issued to an individual is less than 4,000 shares, the vesting date applicable to such individual shall be July 3.

Q.9.	Some of my options are already vested. Why is the company requiring a new five-year vesting period for the restricted stock?)
      At a recent stock market price of $15.00, and with option exercise prices ranging generally from $21.00 to $26.25, the options would be deemed “out-of the-money” and would not be advisable to exercise. On the other hand, each share of restricted stock has a value equal to the then-current stock market price. For example, every 1,000 options would convert into 333 restricted shares with a market value of approximately $4,995 when the stock is trading at $15.00. Multiplied by several hundred LIN employee-option holders, this exchange program represents a significant opportunity for option holders. In exchange for that opportunity, our board of directors concluded that a new five-year vesting period for the restricted shares was appropriate. As noted above, your participation in this program is optional, and you may elect not to convert and retain your options.

Q.10.	What happens if I leave the company before my stock vests?
      Pursuant to the terms of the restricted stock agreement between you and us, the shares of restricted stock that have not vested would be forfeited with no action on the part of you or us.

Q.11.	What are the other restrictions on the restricted stock?
      The restrictions on the restricted stock you will receive in this exchange will be set forth in a restricted stock agreement between you and us. Restricted stock generally may not be sold, transferred, assigned, pledged, or otherwise encumbered or disposed of until the stock vests. Until the restricted stock vests, it will be held in the custody of our Corporate Secretary. (See Section 8)

Q.12.	Will I receive a stock certificate representing the restricted stock?
      Your award of restricted stock will be evidenced by the restricted stock agreement between you and us, and you will not receive a stock certificate for the restricted stock. Until the restricted stock vests, it will be held in the custody of our Corporate Secretary. On each vesting date, if you are still employed by us, or if you are still a non-employee director, as the case may be, have signed the restricted stock agreement and related documents and have opened your brokerage account at the LIN TV-designated broker, the number of shares of common stock corresponding to 20% of your original award of restricted stock will be electronically deposited into your brokerage account, subject to payment of applicable withholding taxes. (See Question 16)

Q.13.	Am I entitled to exercise any rights of ownership of restricted stock while the stock is subject to restriction?
      Once the restricted stock is issued, you will be treated as a stockholder. You will have dividend, voting and other stockholder rights (subject to our transfer restrictions and forfeiture provisions discussed above) with respect to all shares of restricted stock that you receive in this offer as of the date we issue the restricted stock. We will deliver to you, by mail or otherwise, all stockholder notices and other materials distributed to our stockholders.

Q.14.	Will the restricted stock ever expire?
      Shares of restricted stock do not need to be “exercised” after they vest. Accordingly, unlike options, the restricted stock does not expire. As a result, the stock will be yours to hold, and, after it vests, you are free to transfer or sell it, subject to applicable securities laws, payment of applicable withholding taxes and the terms of your restricted stock agreement.

Q.15.	Are there any special U.S. federal tax considerations that will arise from participating in this offer?
      For United States federal income tax purposes, the surrender and cancellation of your eligible options should be treated as a non-taxable event, and you should not be required to recognize income as a result thereof.
      Unless you make a timely Section 83(b) election, as described below, your receipt of the shares of restricted stock will not result in compensation income to you. You will, however, have compensation income equal to the fair market value of the stock which vests on each vesting date. When you sell such stock, you will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date.
      If you make a timely election under Section 83(b) of the Internal Revenue Code of 1986, as amended, which we refer to herein as the Code, with respect to your restricted stock, you will have compensation income on the date of issuance equal to the fair market value of that stock on the date of issuance. To be timely, a Section 83(b) election must be filed with the Internal Revenue Service within 30 days of the issuance of the restricted stock. When you sell your shares of restricted stock, you will have capital gain or loss equal to the difference between the sales proceeds and the fair market value on the date of issuance.
      Any capital gain or loss will be long-term if you have held the stock for more than one year and otherwise will be short-term. For this purpose, your holding period begins on the day after the stock is issued if a Section 83(b) election is made, or on the day after the date on which the stock vests if a Section 83(b) election is not made.
      If you are an employee, compensation income that you recognize upon the issuance or vesting of the restricted stock will be subject to withholding for income, Medicare and Social Security taxes, as applicable. (See Question 14)
      State and local tax consequences may be different for different holders. Holders of options subject to the tax laws of other countries and jurisdictions may be subject to different tax consequences if they exchange their options in the offer. We recommend that you consult with your own tax advisor to determine the tax consequences of accepting the offer. (See Section 13)

Q.16.	How will withholding taxes be handled when my restricted stock vests?
      If you are an employee, we will have an obligation to withhold payroll taxes on any ordinary compensation income taxable to you from the restricted stock. If you make an election under Section 83(b) of the Code, you will required to pay us the withholding taxes due on the date of the issuance of the restricted stock. If you do not make an election under Section 83(b) of the Code, you will be required to recognize ordinary income in an amount equal to the fair market value of the vesting shares as your restricted stock vests, based on the closing price of our common stock on the last trading day prior to the vesting day. This means that the ordinary income will be reflected on your year-end W-2 and we will have an obligation to withhold certain federal and state income and payroll taxes, much like the obligation that arises when you exercise a non-qualified stock option or when we pay you your salary or a bonus. In order to facilitate the payment of this withholding tax obligation, we have made certain arrangements with the LIN TV-designated broker. Specifically, the following will happen:

•	Assuming you activate your brokerage account and accept their terms and conditions with respect to stock trades and the “sell to cover” default election, on each vesting date (or on the first trading day thereafter if the vesting date is not a trading date), the broker will sell that number of vested shares that is sufficient to obtain proceeds to satisfy the withholding tax obligation. You will pay the broker’s usual trade commission for this sale.

•	If you fail to activate your brokerage account and accept their terms and conditions and the “sell-to-cover” default election, we will deduct the withholding taxes from your paycheck. This may result in your net pay being reduced to $0.00.

•	The amount of withholding taxes you owe will be based on the average of the low and high prices of our stock on each vesting date. We and the broker will attempt to estimate the correct number of vested shares to be sold to cover withholding taxes based on market conditions and the price of our stock. However, it is possible that the proceeds obtained from the sale will be either too much or too little to satisfy the withholding tax obligations. In the event that excess proceeds are received, the excess will be deposited in your brokerage account. In the event that the proceeds received are insufficient to cover the withholding taxes then we reserve the right to either instruct the broker to sell additional vested shares or deduct the necessary amount from your next paycheck.
      By participating in this exchange and signing the restricted stock agreement, you will authorize us and/or the broker to take the above actions to pay withholding taxes. In the event there is not a market in our common stock, LIN TV will have the right to make other arrangements to satisfy the withholding obligations. (See Section 13)

Q.17.	Can I change my election regarding options that I surrender?
      Yes, you may change your election regarding options at any time before the offer expires. In order to change your election, you must deliver a change in election form, which is clearly dated after your original election form, to Peter Maloney, Vice President of Benefits and Special Projects, by fax at (401) 454-2817, by hand delivery or by mail at LIN TV Corp., Four Richmond Square, Suite 200, Providence, Rhode Island 02906. Once we receive a change in election form submitted by you, your original election form will be disregarded. You may also completely withdraw from participation in the offer by delivering a change in election form, checking the appropriate box which indicates that you do not wish to participate in this offer, to Mr. Maloney at any time before the offer expires. In addition, unless we accept your options for exchange prior to January 19, 2006, the date that is 40 business days from the commencement of the offer, you may withdraw your tendered options at any time after such date by submitting a change in election form with the appropriate box checked. (See Section 4)

Q.18.	Will I be required to give up all my rights to the surrendered options?
      Yes. Once we have accepted options surrendered by you, those options will be cancelled and you will no longer have any rights thereunder. Subject to our rights to extend, terminate and amend this offer, we will accept for exchange all eligible options that you properly surrender to us prior to the expiration of this offer and that you have not withdrawn. (See Section 6)

Q.19.	What happens if I elect not to surrender options pursuant to this offer?
      If you do not accept this offer, you will keep all of your current options and you will not receive any restricted stock. Options that you do not surrender for exchange remain outstanding until they expire by their terms. These options will retain their current exercise price and current vesting schedule.

Q.20.	When does this offer expire? Can this offer be extended, and if so, how will I know if it is extended?
      This offer will expire on December 22, 2005, at 5:00 p.m., Eastern Standard Time, unless we extend it.
      Although we do not currently intend to do so, we may, in our discretion, extend this offer at any time. If we extend this offer, we will give notice of the extension. (See Section 10)

Q.21.	How do I participate in this offer?
      To elect to surrender your eligible options for exchange, you need to properly complete the election form and deliver it to Peter Maloney, Vice President of Benefits and Special Projects, before 5:00 p.m. Eastern Standard Time, on December 22, 2005. You may deliver your election form to Mr. Maloney by fax at (401) 454-2817, by hand delivery or by mail at LIN TV Corp., Four Richmond Square, Suite 200, Providence, Rhode Island 02906. (See Section 3)
      If we extend this offer beyond December 22, 2005, then you must deliver a properly completed election form and the other required documentation before the extended expiration date. Subject to our rights to extend, terminate and amend this offer, we will accept for exchange all eligible options that you elect to exchange promptly after this offer expires. If you do not properly complete and deliver the election form before this offer expires, it will have the same effect as if you rejected this offer. (See Section 3)

Q.22.	What will happen if I do not turn in my election form by the deadline?
      If you do not turn in your election form by the expiration date of this offer, you will miss the opportunity to participate in this offer.

Q.23.	Do you recommend that I participate in this offer?
      Although our board of directors has approved this offer, it recognizes that your decision is an individual one that should be based on a variety of factors. As a result, you should consult with your personal legal, financial and tax advisors before deciding whether to surrender your eligible options. We are not making a recommendation to as to whether or not you should exchange options pursuant to this offer.

Q.24.	Who can I talk to if I have questions about this offer?
      For additional information or assistance, you should contact Peter Maloney, Vice President of Benefits and Special Projects, at (401) 454-2880 or by email at peter.maloney@lintv.com.
THE OFFER

1.	NUMBER OF OPTIONS; EXPIRATION DATE.
      We are offering you the opportunity to exchange eligible stock options held by you for restricted stock. Eligible options are all outstanding options under our Amended and Restated 2002 Stock Plan, our 1998 Stock Option Plan, the Sunrise Television Corp. 2002 Stock Option Plan and our Amended and Restated 2002 Non-Employee Director Stock Plan, excluding outstanding options granted on or after January 1, 2005 and options granted on March 3, 1998 which represented a mixture of rollover gains from a prior option plan and regular options under the 1998 Stock Option Plan. All of our full-time and part-time employees, the full-time and part-time employees of our subsidiaries and our non-employee directors, are eligible to participate in this offer.
      You will only be entitled to receive restricted stock if you both are employed by us or one of our subsidiaries or if you are a non-employee director on the date this offer expires. Unless this offer is extended, the grant of restricted stock will be effective as of December 22, 2005, the date this offer expires.
      If you elect to exchange any eligible option, you must surrender for exchange all unexercised option shares from each surrendered option grant. Our offer is subject to the terms and conditions described in these materials. We will only consider exchanging options that are properly tendered and not withdrawn in accordance with Section 3.
      For every three shares for which your surrendered eligible option is exercisable, you will receive one share of restricted stock. The exact number of shares subject to unexercised options which were granted to you and that you have now is set forth in the enclosed grant detail report. As further discussed in Section 13 below, there are tax consequences upon the vesting of shares of restricted stock. You may wish to consider filing a Section 83(b) election with the Internal Revenue Service if you participate in this offer. If you are an employee, all shares of restricted stock will be issued under the Amended and Restated 2002 Stock Plan, and pursuant to a restricted stock agreement between you and us. If you are a non-employee director, all shares of restricted stock will be issued under the Amended and Restated 2002 Non-Employee Director Stock Plan, and pursuant to a restricted stock agreement between you and us.
      In the event the conversion of options to restricted stock would result in a fractional share, the number of restricted shares to be issued will be rounded up or down to the nearest whole number.
      Upon the date of issuance, none of your shares of restricted stock will be vested. The shares of restricted stock will vest in equal annual amounts over a period of five years from the date of issuance.
      The term “expiration date” means 5:00 p.m., Eastern Standard Time, on December 22, 2005, unless we extend the period of time during which this offer will remain open, in which case the term “expiration date” will refer to the latest time and date at which this offer expires.
      We will notify you if we decide to increase or decrease what we will give you in exchange for your options. If this offer is scheduled to expire within ten business days from the date we give notice of such an increase or decrease, we will also extend this offer for a period of ten business days after the date of such notice of an increase or decrease.

      A “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

2.	PURPOSE OF THIS OFFER.
      We are making this offer for compensation purposes and to maintain a competitive position in attracting and maintaining key personnel and directors. By making this offer we intend to enhance stockholder value by creating better incentives for our employees and our non-employee directors.
      Except as otherwise described in these materials or in our filings with the Securities and Exchange Commission, or SEC, we presently have no plans or proposals that relate to or would result in:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our material subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any subsidiary’s assets;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	any change in our present board of directors or senior management, including a change in the number or term of directors or to fill any existing board vacancies or change any of the executive officers’ material terms of employment;

•	any other material change in our corporate structure or business;

•	our common stock not being authorized for listing on the New York Stock Exchange;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, which we refer to herein as the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in connection with our stock incentive plans; or

•	any change to our certificate of incorporation or bylaws, or any actions which may make it more difficult for any person to acquire control of us.
      Neither we nor our board of directors make any recommendation as to whether or not you should exchange your eligible options granted to you, nor have we authorized anyone to make such recommendation. You are urged to evaluate carefully all of the information in this Offer to Exchange and the related materials we have delivered to you and to consult your own legal, investment and tax advisors. You must make your own decision whether or not to request that we exchange your eligible options.

3.	PROCEDURES FOR SURRENDERING OPTIONS.
      Election Not to Participate in this Offer. Even if you do not wish to participate in this offer, we request that you properly complete the election form by checking the appropriate box indicating such decision and delivering the election form by hand delivery, mail or fax to Peter Maloney as set forth below. You will be able to change your election at any time prior to the expiration of the offer by following the procedures set forth in Section 5 below.
      Election to Participate in this Offer. To exchange some or all of your eligible options, you must properly complete the election form and deliver the election form, along with any other required documents, to Peter Maloney, Vice President of Benefits and Special Projects, by fax at (401) 454-0089, by hand delivery or by mail at LIN TV Corp., Four Richmond Square, Suite 200, Providence, Rhode Island 02906. We must receive all of the required documents no later than 5:00 p.m., Eastern Standard Time, on the expiration date. The expiration date is December 22, 2005, unless we extend the period of time during which this offer will remain open. If you miss this deadline, you will not be permitted to participate in this offer. We currently have no intention of extending the deadline, and in any case we cannot extend the deadline for any one person or group of people. In the event that we do extend this offer beyond December 22, 2005, then you must deliver a properly completed election form and the other required documentation before the extended expiration date.
      The method of delivery of all documents, including election forms and any change in election forms changing your election from “accept” to “reject” or “reject” to “accept” and any other required documents, is at your election and risk. You should allow sufficient time to ensure timely delivery.
      Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to the number of shares subject to eligible options and the validity, form, eligibility (including time of receipt) and acceptance of any surrender of options. Our determination of these matters will be final and binding on all parties. Furthermore, subject to our compliance with Rule 13e-4 under the Exchange Act, we reserve the right to waive with respect to all option holders any of the conditions of this offer or any defects or irregularities. We cannot make any such waiver for any one person or group of people. This is a one-time offer, and we will strictly enforce this offer period, subject only to an extension that we may grant in our sole discretion.
      Our Acceptance Constitutes an Agreement. By electing to exchange your eligible options under this offer, you accept the terms and conditions of this offer. Our acceptance for exchange of your surrendered options through this offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of this offer. Subject to our rights to extend, terminate and amend this offer, we will accept for exchange all eligible options that you properly surrender to us prior to the expiration of this offer and that you have not withdrawn.
      If we do not receive any response from you, you will be deemed to have elected not to participate in the exchange offer.

4.	CHANGE IN ELECTION.
      You may change your election to exchange your options by following the procedures described in this section. You may not elect to exchange partial option grants. If you exchange some or all of your eligible options and you later want to change your request, you must do so with respect to all eligible option shares of a particular grant. Similarly, if you choose not to elect to exchange any of your options and you later want to change your request, you must do so with respect to all eligible option shares of a particular grant.
      To change your election, you must deliver a change in election form to Peter Maloney, Vice President of Benefits and Special Projects, by fax at (401) 454-0089, by hand delivery or by mail at LIN TV Corp., Four Richmond Square, Suite 200, Providence, Rhode Island 02906. The change in election form must be clearly dated after your original election form.
      Change from Not Participating to Participating in this Offer. If you are changing your request in order to accept the offer, the change in election form must include the information regarding the eligible options you wish to request that we exchange. Once we receive your change in form, your original election form will be disregarded.
      Change from Participating to Not Participating in this Offer. You may completely withdraw from participation in the offer by delivering a change in election form with the appropriate box marked indicating such decision to Peter Maloney as set forth above. The change in election form must be clearly dated after your original election form and any subsequent change in election forms.
      Change in Participation Amount. If you are changing which option grants you wish to exchange, you must fill out a change in election form including all eligible options you wish to request that we exchange and not just the new or revised selected eligible option grants. Once we receive your change in election form, your original election form will be disregarded.
      You may submit your change in election form at any time before 5:00 p.m., Eastern Standard Time, on December 22, 2005. If we extend this offer beyond that time, you may submit your change in election form at any time until the extended expiration of this offer. In addition, unless we accept your options for exchange prior to January 19, 2006, the date that is 40 business days from the commencement of the offer, you may withdraw your tendered options by submitting a change in election form with the appropriate box checked at any time after such date.
      Neither we nor any other person is obligated to inform you of any defects or irregularities in any election form that you may submit, and no one will be liable for failing to inform you of any defects or irregularities. We will determine, in our discretion, all questions as to the validity and form, including time of receipt, of election forms. Our determinations of these matters will be final and binding.

5.	ACCEPTANCE OF OPTIONS FOR EXCHANGE AND GRANT OF RESTRICTED STOCK.
      Subject to our rights to extend, terminate and amend this offer, we will accept promptly after the expiration of this offer all eligible options that you properly surrender to us prior to the expiration date that you have not withdrawn and we will give notice of our acceptance on the date this offer expires.
      For purposes of this offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by company-wide mail or email or by issuance of a press release.
      Promptly after we accept options surrendered for exchange, we will send each tendering option holder a new restricted stock agreement. The effective issue date for the shares of restricted stock will be December 22, 2005, the date this offer expires, unless this offer is extended.
      If, for any reason, on the date this offer expires, you are not a full-time or part-time employee or non-employee director of LIN TV, or a full-time or part-time employee of one of our subsidiaries, you will not be eligible to participate in this offer.

6.	CONDITIONS OF THIS OFFER.
      We may terminate or amend this offer, or postpone our acceptance and cancellation of any options surrendered to us, in each case, subject to Rule 13e-4(f)(5) promulgated under the Exchange Act, if at any time prior to the expiration date, if any of the following events has occurred and, in our reasonable judgment, it is inadvisable for us to proceed with this offer:

(a) any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of this offer, the acquisition of some or all of the surrendered options, the issuance of the restricted stock, or otherwise relates to this offer or that, in our reasonable judgment, could materially and adversely affect our business, condition, financial or other, income or operations or prospects or materially impair our ability to create better performance incentives for our employees through this offer;

(b) any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(i) make it illegal for us to accept some or all of the surrendered options or to issue some or all of the shares of restricted stock or otherwise restrict or prohibit consummation of this offer or otherwise relate to this offer;

(ii) delay or restrict our ability, or render us unable, to accept the surrendered options for exchange or to issue some or all of the shares of restricted stock for some or all of the surrendered options;

(iii) materially impair our ability to create better performance incentives for our employees or retention incentives for our non-employee directors through this offer; or

(iv) materially and adversely affect our business, condition, financial or other, income or operations;

(c) there is any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(e) there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record an additional compensation expense against our earnings in connection with this offer for financial reporting purposes;

(f) another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

(i) any person, entity or “group”, within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group is formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer;

(ii) any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

(iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement that it intends to acquire us or any of our assets or securities;

(g) any change or changes occurs in our business, condition, financial or other, assets, income, operations, or stock ownership that in our reasonable judgment is materially adverse to us; or

(h) any prohibition from granting shares of restricted stock to you by applicable law or regulation (such prohibitions could result from changes in the rules, regulations or policies of the SEC or the listing requirements of the New York Stock Exchange).
      The conditions to this offer are for our benefit. We may assert them in our discretion prior to the expiration date and we may waive them at any time and from time to time prior to the expiration date, whether or not we waive any other condition to this offer. Our failure to exercise any of these rights is not a waiver of any of these rights, and the waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances.

7.	PRICE RANGE OF COMMON STOCK.
      Our common stock is traded on the New York Stock Exchange under the symbol “TVL.” The following table shows, for the periods indicated, the high and low sales prices per share of our common stock.

	High	Low

First Quarter 2003	$26.55	$19.45
Second Quarter 2003	25.39	20.30
Third Quarter 2003	23.72	20.23
Fourth Quarter 2003	27.49	21.13
First Quarter 2004	26.70	21.55
Second Quarter 2004	24.04	19.81
Third Quarter 2004	20.97	18.15
Fourth Quarter 2004	19.65	17.49
First Quarter 2005	19.37	16.31
Second Quarter 2005	17.12	13.88
Third Quarter 2005	15.49	13.68
Fourth Quarter 2005 (through November 17, 2005)	14.18	11.96
      On November 17, 2005, the closing price of our common stock as reported by the New York Stock Exchange was $12.62 per share.
      We recommend that you obtain current market quotations for our common stock before deciding whether to surrender any of your eligible options.

8.	SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF RESTRICTED STOCK.
      Consideration. For every three shares of common stock for which your surrendered option is exercisable, you will receive one share of restricted stock. The exact number of shares subject to unexercised options which were granted to you and that you have now is set forth in the enclosed personalized grant detail report. For example:

If you surrender an option exercisable for:	You will receive this many shares of restricted stock:

1,000 shares	333 shares
300 shares	100 shares
      As of September 30, 2005, there were issued and outstanding options to purchase approximately 3.1 million shares of our common stock that are eligible to participate in this offer. If all outstanding eligible options are exchanged, we will grant a total of approximately 1.0 shares of restricted stock. Assuming all of these shares of restricted stock are issued, the restricted stock issued would equal approximately 1.9% of the total shares of our common stock outstanding as of September 30, 2005.
      Terms of Restricted Stock. The restricted stock will be issued pursuant to the Amended and Restated 2002 Stock Plan or the Amended and Restated 2002 Non-Employee Director Stock Plan, as the case may be, and will be subject to all of the terms and conditions of such plans. Our statements concerning those plans and the restricted stock are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the Amended and Restated 2002 Stock Plan or the Amended and Restated 2002 Non-Employee Director Stock Plan, as the case may be, and the restricted stock agreement between you and us. The Amended and Restated 2002 Stock Plan, the Amended and Restated 2002 Non-Employee Director Stock Plan and the form of the new restricted stock agreement under each plan are each on file with the SEC as exhibits to the Schedule TO that was filed in connection with this offer. Please contact Peter Maloney at (401) 454-2880 to request copies of the Amended and Restated 2002 Stock Plan or the Amended and Restated 2002 Non-Employee Stock Plan and the form of the new restricted stock agreement. We will provide copies promptly and at our expense.

      Awards of restricted stock under the Amended and Restated 2002 Stock Plan may be made to any of our employees, officers, directors (other than non-employee directors), consultants and advisors. Awards of restricted stock under the Amended and Restated 2002 Non-Employee Director Stock Plan may be made to any of our non-employee directors. The shares of restricted stock you receive in exchange for tendered options will be subject to forfeiture until the restrictions lapse and to certain restrictions including prohibitions against sale, assignment, transfer, exchange, pledge, hypothecation or other encumbrance, other than by will or the laws of descent and distribution.
      Vesting. Upon the date of issuance, none of your shares of restricted stock will be vested The shares of restricted stock will vest over five years, with 20% of the shares vesting each July. The specific date in each July over the next five years that your shares will vest will depend upon the original exercise price of the options being surrendered, as follows:

New Restricted Stock
Exercise Price of Eligible Options Surrendered	Vesting Date

$21.00 and below	July 6
$21.01 to $22.50	July 9
$22.51 to $23.50	July 12
$23.51 and over	July 15
      Notwithstanding the above schedule, in the event that the total number of shares of restricted stock issued to an individual is less than 4,000 shares, the vesting date applicable to such individual shall be July 3.
      Forfeiture of Restricted Stock. If you cease to be employed by us for any reason or no reason, with or without cause, the restricted stock agreement requires that all of your unvested shares of restricted stock will be forfeited by you without any action by you or us.
      Stock Certificates. Until your restricted stock vests, it will be held in the custody of our Corporate Secretary. You will not receive a stock certificate for the shares of restricted stock. Rather, your award of restricted stock will be evidenced by the restricted stock agreement between you and us which you must sign in order to receive any restricted stock. On each vesting date, if you are still employed by us and have signed the restricted stock agreement, the number of shares of common stock vesting will be electronically deposited into your brokerage account at a LIN TV-designated broker, subject to payment of applicable withholding taxes. You will have dividend, voting and other stockholder rights (subject to the transfer and forfeiture restrictions discussed above) with respect to all shares of restricted stock you receive in the offer as of the date we issue the restricted stock to your account. We will deliver to you, by mail or otherwise, all notices of meetings, proxy statements, proxies and other materials distributed to our stockholders.
      Tax Consequences. You should refer to Section 13 for a discussion of the U.S. federal income tax consequences of shares of restricted stock, as well as the consequences of accepting or rejecting the shares of restricted stock under this Tender Offer.
      Registration of Shares of Restricted Stock. All shares of restricted stock issuable in connection with this exchange have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are considered an “affiliate” of LIN TV, upon vesting you will be able to sell your shares of restricted stock free of any transfer restrictions under applicable securities laws.

9.	INFORMATION ABOUT LIN TV; SUMMARY FINANCIAL INFORMATION; RISK FACTORS
      Our principal corporate office is located at Four Richmond Square, Suite 200, Providence, Rhode Island 02906. Our common stock is listed on the New York Stock Exchange under the symbol “TVL.”
      See “Additional Information” in Section 16 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.
      Financial Information: The information set forth on pages (1) F-1 through F-30 of our annual report on Form 10-K for the fiscal year ended December 31, 2004; (2) two through four of our quarterly report on

Form 10-Q for the fiscal quarter ended March 31, 2005; (3) two through five of our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2005 and (4) two through four of our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005, is incorporated herein by reference.

SUMMARY FINANCIAL INFORMATION
      The following table sets forth our summary consolidated financial data. The summary financial data as of September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 are from unaudited consolidated financial statements incorporated by reference into this Offer to Exchange. The summary financial data as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 is derived from our audited consolidated financial statements incorporated by reference into this Offer to Exchange. The summary balance sheet data as of December 31, 2002 are from audited consolidated financial statements not incorporated by reference in this prospectus. The summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements of LIN TV Corp., and the notes related thereto, incorporated by reference in this Offer to Exchange. Our historical financial information may not be indicative of our results of operations or financial position to be expected in the future.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net revenues	$267,708	$267187	$374,847	$342,413	$343,980
Operating costs and expenses:
Direct operating(1)	80,859	75,658	102,080	99,618	94,871
Selling, general and administrative	77,838	69,725	95,553	88,876	78,745
Amortization of program rights	19,222	18,116	25,310	24,441	20,566
Corporate	14,716	13,570	18,586	16,216	13,417
Depreciation and amortization of intangible assets	24,063	23,545	32,311	31,890	28,266
Impairment of broadcast licenses	—	—	—	51,665	—

Total operating costs and expenses	216,698	200,614	273,840	312,706	235,865

Operating income	51,010	66,573	101,007	29,707	108,115
Other (income) expense:
Interest expense	33,410	34,702	46,188	60,505	95,775
Share of income in equity investments	(2,119)	(5,014)	(7,428)	(478)	(6,328)
Gain on derivative instruments	(3,455)	(13,646)	(15,227)	(2,620)	(5,552)
Loss on early extinguishment of debt	13,412	4,447	4,447	53,621	5,656
Gain on redemption of investment in SSG	—	—	—	—	(3,819)
Fee on termination of Hicks Muse agreement	—	—	—	—	16,000
Other, net	(671)	378	1,070	35	(33)

Total other expense, net	40,577	20,867	29,050	111,063	101,699

Income (loss) from continuing operations before provision for (benefit from) income taxes and cumulative effect of change in accounting principle	10,433	45,706	71,957	(81,356)	6,416
Provision for (benefit from) income taxes	6,872	16,960	(19,031)	9,229	25,501

Nine Months Ended
September 30,	Year Ended December 31,

2005	2004	2004	2003	2002

(Unaudited)
(In thousands, except per share amounts)
Income (loss) from continuing operations before cumulative effect of change in accounting principle	3,561	28,746	90,988	(90,585)	(19,085)
Discontinued operations:
(Income) loss from discontinued operations, net of tax(2)	—	(44)	(44)	17	(1,577)
Loss (gain) from sale of discontinued operations, net of tax(3)	—	1,284	1,284	(212)	(982)
Cumulative effect of change in accounting principle, net of tax(4)	—	(3,290)	(3,290)	—	30,689

Net income (loss)	$3,561	$30,796	$93,038	$(90,390)	$(47,215)

Income (loss) from continuing operations per share, basic	$0.07	$0.57	$1.81	$(1.81)	$(0.46)
Income (loss) from continuing operations per share, diluted	$0.07	$0.44	$1.60	$(1.81)	$(0.46)
Net income (loss) per share, basic	$0.07	$0.61	$1.85	$(1.81)	$(1.13)
Net income (loss) per share, diluted	$0.07	$0.48	$1.64	$(1.81)	$(1.13)
Book value per share	$16.90	$15.77	$16.97	$15.19	$17.25
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$25,151	$61,382	$87,792	$52,538	$75,030
Investing activities	(112,343)	2,230	(7,562)	9,749	33,367
Financing activities	85,540	(63,410)	(74,908)	(196,672)	18,227

Net (decrease) increase in cash and cash equivalents	(1,652)	202	5,322	(134,385)	126,624
Other Data:
Distributions from equity investments	$3,464	$5,503	$7,948	$7,540	$6,405
Program payments	(21,545)	(18,336)	(25,050)	(23,029)	(22,475)
Cash paid for interest	(25,457)	(29,139)	(39,885)	(52,722)	(48,435)
Stock option compensation	1,844	346	360	147	894
Ratio of earnings to fixed charges(5)	1.3	x	2.3	x	2.6	x	n/a	1.1x
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$13,145	$14,797	$9,475	$143,860
Intangible assets, net	1,736,266	1,649,240	1,673,430	1,711,312
Total assets	2,177,314	2,058,423	2,115,910	2,334,370
Total debt	739,196	632,841	700,367	864,520
Total stockholders’ equity	861,685	855,963	762,134	860,205

(1)	Excluding depreciation of $22.8 million and $22.7 million for the nine months ended September 30, 2005 and 2004, respectively, and $31.3 million, $30.7 million and $27.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(2)	Net of tax provision of $206,000 for the nine months ended September 30, 2004 and $206,000, $824,000 and $22,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

(3)	Net of a tax benefit of $1.1 million and $1.1 million for the nine months ended September 30, 2004 and the year ended December 31, 2004, respectively, and a tax provision of $109,000 and $425,000 for the years ended December 31, 2003 and 2002, respectively.

(4)	Net of a tax benefit of $16.5 million for the year ended December 31, 2002. There was no tax effect for the six months ended June 30, 2004 and the year ended December 31, 2004.

(5)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of the sum of income (loss) from continuing operations before provision for (benefit from) income taxes, share of income in equity investments and cumulative effect of change in accounting principle; distributed income from equity investments and fixed charges. “Fixed charges” consist of interest expense, including amortization of deferred financing costs and discounts, and a portion of rental expense related to operating leases. LIN TV Corp and LIN Television earnings were insufficient to cover fixed charges by $74.3 million for the year ended December 31, 2003.

RISK FACTORS
      Participation in this offer involves a number of potential risks, including those described below. The risks described below and the risk factors under the heading entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005, highlight the material risks of participating in this offer and investing in our common stock. Eligible participants should carefully consider these risks and are encouraged to speak with legal, financial or tax advisors as necessary before deciding whether to surrender or not surrender options in this offer. In addition, we strongly urge you to read the rest of these materials for a fuller discussion of the risks that may apply to you before deciding whether to exchange your options in this offer.
If our stock price increases significantly after the date you surrender your existing eligible options, your surrendered eligible options might have been worth more than the restricted stock that you receive in exchange for them.
      If you surrender eligible options for restricted stock, you will receive a number of shares of restricted stock equal to one-third of the shares underlying the eligible options. If the price of our common stock should increase significantly above the exercise price of your surrendered options after the exchange, the surrendered options might have been worth more than the smaller number of shares of restricted stock that you receive in exchange for them. Among the factors that could cause our common stock price to increase or decrease are:

•	quarterly variations in our operating results;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.
You may lose the potential benefit of a shorter vesting period of the options that you surrender for exchange in this offer.
      If you elect to surrender your eligible options, you will receive restricted stock with a new vesting schedule that may be longer than the remaining vesting period of some or all of your eligible options and, therefore, you may lose the benefit of a shorter vesting period. Your unvested shares of restricted stock you receive in this offer will be subject to forfeiture in certain circumstances. In such cases, your unvested restricted stock will not continue to vest and will be forfeited without any action by you or us and your options that you surrendered for exchange with a shorter vesting period may have been vested by such time.
You may incur tax liability in connection with receiving your restricted stock but never recognize any benefit from your restricted stock, or incur tax liability in excess of the amount you receive upon sale of your restricted stock.
      If you do not make an election under Section 83(b) of the Internal Revenue Code, then upon the vesting of your restricted stock, you will be required to recognize income in an amount equal to the fair market value of the restricted stock on such vesting date. If the fair market value of our common stock decreases after the vesting date and your shares of restricted stock are subsequently sold, you may receive an amount from the sale of your restricted stock that is less than your tax liability.
      If you make a Section 83(b) election, you will be required to recognize taxable income at the time you receive your restricted stock in an amount equal to the fair market value of the restricted stock you receive at the time of grant.

10.	INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.
      The following is a list of our directors and executive officers and their beneficial ownership of our common stock as of November 17, 2005, other than outstanding options granted on or after January 1, 2005 and options granted on March 3, 1998 which represented a mixture of rollover gains from a prior option plan and regular options under the 1998 Stock Option Plan:

		Shares of
		Common
		Stock		Shares of
		Underlying	Total	Class A	Percent of	Percent of
		Eligible	Eligible	Common	Class A	Total Common
		Options	Options	Stock	Common Stock	Stock
		Beneficially	Out-	Beneficially	Beneficially	Beneficially
Name	Position and Offices Held	Owned	standing	Owned	Owned	Owned (1)

Gary R. Chapman	Chairman, President and Chief Executive Officer	658,175	21.3%	741,313	2.6%	1.4%
Peter S. Brodsky(2)	Director	0	*	*	*	45.9%
Randall S. Fojtasek	Director	23,952	*	42,809	*	*
Royal W. Carson, III	Director	23,952	*	328,564	1.2%	*
Dr. William H. Cunningham	Director	19,509	*	20,196	*	*
William S. Banowsky, Jr.	Director	19,509	*	22,898	*	*
Wilma H. Jordan	Director	18,000	*	19,156	*	*
Gregory M. Schmidt	Vice President of New Development, General Counsel and Secretary	198,976	6.4%	247,931	*	*
Vincent L. Sadusky	Vice President, Chief Financial Officer and Treasurer	60,000	1.9%	34,504	*	*
Peter E. Maloney	Vice President of Benefits and Special Projects	130,891	4.2%	169,152	*	*
William A. Cunningham	Vice President — Controller	83,505	2.7%	69,477	*	*
Denise M. Parent	Vice President — Deputy General Counsel	116,005	3.7%	77,430	*	*
John S. Viall, Jr.	Vice President — Engineering & Operations	100,000	3.2%	47,953	*	*

*	Less than 1%.

(1)	In calculating the percentage of our common stock beneficially owned by each person listed, the number of shares deemed outstanding consists of 27,533,551 Class A shares outstanding and 51,035,612 total shares outstanding as of November 17, 2005 plus, for that person only, any shares subject to options that were exercisable within 60 days of November 17, 2005.

(2)	Includes shares held by the following persons or entities that are or may be deemed to be affiliated with Hicks, Muse, Tate & Furst Incorporated: (i) 18,122,110 shares held of record by Hicks, Muse, Tate & Furst Equity Fund III, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse

Fund III Incorporated, (ii) 236,980 shares held of record by HM3 Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund III Incorporated, (iii) 4,692,329 shares held of record by Hicks, Muse, Tate & Furst Equity Fund IV, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Latin America Fund I Incorporated, (iv) 31,562 shares held of record by Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Latin America Fund I Incorporated, (v) 72,820 shares held of record by HM4-EQ Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund IV, LLC, (vi) 13,016 shares held of record by HM4-EN Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund IV, LLC, (vii) 8,329 shares held of record by HM4-P Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund IV, LLC, (viii) 127 shares held of record by HM 1-FOF Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Latin America Fund I Incorporated, and (ix) 123,466 shares held of record by Hicks, Muse & Co. Partners, L.P., a limited partnership of which the ultimate general partner is HM Partners Inc.

Peter Brodsky is an executive officer of Hicks, Muse, Tate & Furst Incorporated, Hicks, Muse Fund III Incorporated, Hicks, Muse Latin America Fund I Incorporated, and Hicks, Muse Fund IV, LLC. Mr. Brodsky disclaims beneficial ownership of shares not owned of record by him, except to the extent of his pecuniary interest therein. In addition, Jack D. Furst and John R. Muse are partners, stockholders and, together with Thomas O. Hicks, members of the management committee of Hicks, Muse, Tate & Furst Incorporated and, accordingly, may be deemed to beneficially own all or a portion of the shares held of record by the entities listed above. Each of Messrs. Furst, Muse, and Hicks disclaims the existence of a group and disclaims beneficial ownership of shares of common stock not owned of record by him.
      The business address and telephone number of each director and executive officer is c/o LIN TV Corp., Four Richmond Square, Suite 200, Providence, Rhode Island 02906.
      All of our full-time and part-time employees and non-employee directors, and our subsidiaries’ full-time and part-time employees, are eligible to participate in this offer. As of November 17, 2005, our directors and executive officers as a group beneficially owned 1,821,383 shares of our Class A common stock, which represents 6.4% of the outstanding shares of our Class A common stock, beneficially owned 25,238,600 shares of our total common stock, which represents 48.4% of the outstanding shares of our total common stock, and beneficially owned eligible options to purchase 1,452,474 shares of our common stock, which represents 46.9% of the eligible options.
      Other than the grant of restricted stock to LIN TV employees on September 15, 2005, there have been no agreements, arrangements or understandings between us and any other person involving our options or our common stock during the 60 days prior to this offer, and there are no such currently proposed agreements, arrangements or understandings other than this offer. In addition, neither we, nor to the best of our knowledge, any of our directors or executive officers, nor any of our affiliates or affiliates of our directors or executive officers, engaged in transactions involving our options or our common stock during the 60 days prior to this offer, other than periodic purchases pursuant to the provisions of our employee stock purchase plan.

11.	STATUS OF OPTIONS ACQUIRED BY US IN THIS OFFER; ACCOUNTING CONSEQUENCES OF THIS OFFER.
      Eligible options that are surrendered in connection with this offer will be canceled if accepted for exchange. The shares of common stock underlying canceled eligible options that had been granted under our Amended and Restated 2002 Stock Plan or under our Amended and Restated Non-Employee Director Stock Plan will be returned to the pool of shares available for grants of new awards or options under such plan.
      Assuming all of the eligible options subject to this offer are tendered, we anticipate that we will incur deferred compensation costs of approximately $9.7 million (assuming a fair market value of our common stock on the date this offer expires of $12.62, the closing price of our common stock as reported on the New York Stock Exchange on November 17, 2005). The deferred compensation will be amortized to stock compensation expense over the five-year vesting period.

12.	LEGAL MATTERS; REGULATORY APPROVALS.
      We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by this offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the restricted stock as described in this offer. If any such approval or other action should be required, we presently intend to seek the approval or take the action. This could require us to delay the exchange of options surrendered to us. We cannot assure you that we would be able to obtain any required approval or take any other required action.

13.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.
      The following is a general summary of the material federal income tax consequences of the exchange of eligible options for restricted stock pursuant to this offer under the federal income tax laws of the United States. This discussion is based on the tax laws as of this date, which are subject to change, possibly on a retroactive basis. This discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Further, this summary does not address the tax consequences that may arise as a result of a gift or other disposition (other than by sale) of shares of restricted stock.
      We recommend that you consult with your own tax advisor with respect to the tax consequences of participating in this offer, as well as any other federal, foreign, state, provincial or local tax consequences that may be applicable to you as a result of participating in this offer. Moreover, if you are subject to the tax laws of more than one country, or change your residence or citizenship during the term of the options, the information contained below may not be applicable to you.
      Surrender and Cancellation of Your Eligible Options. For United States federal income tax purposes, the surrender and cancellation of your eligible options should be treated as a non-taxable event, and you should not be required to recognize income as a result thereof.
      Restricted Stock with no Section 83(b) Election. If you receive restricted stock and you do not make a timely Section 83(b) election, then when the stock vests you will have ordinary compensation income equal to the fair market value of the stock that vests on each vesting date. When you sell such shares, you will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date.
      For example, if you do not make a Section 83(b) election within 30 days of the issuance of restricted stock, then if you were to receive 5,000 shares of restricted stock at $16.00 per share, vesting in five equal annual installments and if the fair market value were to appreciate to $18.00 on the first vesting date, $20.00 on the second, $22.00 on the third, $24.00 on the fourth, and $26.00 on the fifth, you would recognize $18,000 of ordinary income on the first vesting date, $20,000 on the second, $22,000 on the third, and $24,000 on the fourth, and $26,000 on the fifth.
      Restricted Stock with a Section 83(b) Election. If you make a timely election under Section 83(b) of the Code with respect to restricted stock, you will have ordinary compensation income on the date of issuance equal to the fair market value of that stock on the date of issuance. To be timely, a Section 83(b) election must be filed with the Internal Revenue Service within 30 days of the issuance of the restricted stock. When you sell such stock, you will have capital gain or loss equal to the difference between the sales proceeds and the fair market value of the stock on the date of issuance.
      Forfeiture of Restricted Shares. If any of the restricted stock is subsequently forfeited, i.e., you leave LIN TV before the shares are fully vested, you are not entitled to a deduction for the loss associated with shares forfeited, nor are you entitled to a refund of any taxes paid as a result of having made a Section 83(b) election for those shares.
      Stock Options not exchanged in the Offer. Stock options that you do not elect to exchange in the offer generally will not be affected by the offer.
      Tax Rates. Long-term capital gain generally will be subject to lower tax rates than compensation income and short-term capital gain. Compensation income that employees recognize upon the issuance or vesting of the restricted stock also will be subject to withholding for income, Medicare and Social Security taxes, as applicable. Capital gain or loss will be long-term if you have held the stock for more than one year and otherwise will be short-term. For this purpose, your holding period for unvested restricted stock begins on the day after the stock is issued if a Section 83(b) election is made, or on the day after the date on which the stock vests if a Section 83(b) election is not made. Your actual tax rates will depend upon your personal circumstances.
      Withholding. If you are an employee, at the time you recognize ordinary income (either upon vesting, or if you make an election under Section 83(b) of the Code, upon grant), we will have a withholding tax obligation, much like the obligation that arises when we pay you your salary or a bonus. This ordinary income will be reflected on your year-end W-2. If you make a Section 83(b) election you must pay over to us the amount of the withholding taxes. In order to facilitate the payment of this withholding tax obligation for shares not subject to an election under Section 83(b), we have arranged with a LIN TV-designated broker to allow you to make a “sell-to-cover” election to sell a portion of your shares of restricted stock as they vest that is sufficient to pay the withholding obligation,. Specifically, the following will happen:

•	Assuming you activate your brokerage account and accept their terms and conditions with respect to stock trades and the “sell to cover” default election, on each vesting date (or on the first trading day thereafter if the vesting date is not a trading date), the broker will sell that number of vested shares that is sufficient to obtain proceeds to satisfy the withholding tax obligation. You will pay the broker’s usual trade commission for this sale.

•	If you fail to activate your brokerage account and accept their terms and conditions and the “sell-to-cover” default election, we will deduct the withholding taxes from your paycheck. This may result in your net pay being reduced to $0.00.

•	The amount of withholding taxes you owe will be based on the average of the low and high prices of our stock on each vesting date. We and the broker will attempt to estimate the correct number of vested shares to be sold to cover withholding taxes based on market conditions and the price of our stock. However, it is possible that the proceeds obtained from the sale will be either too much or too little to satisfy the withholding tax obligations. In the event that excess proceeds are received, the excess will be deposited in your brokerage account. In the event that the proceeds received are insufficient to cover the withholding taxes then we reserve the right to either instruct the broker to sell additional vested shares or deduct the necessary amount from your next paycheck.
      By participating in this exchange and signing the restricted stock agreement, you will authorize us and/or the broker to take the above actions to pay withholding taxes. In the event there is not a market in our common stock, LIN TV will have the right to make other arrangements to satisfy the withholding obligations.
      Tax Consequences to Us. Generally, the exchange of outstanding eligible stock options for restricted stock will not result in any tax consequences to us except that we will be entitled to a deduction when you have ordinary compensation income. Any such deduction with respect to ordinary compensation income taxed to employees will be subject to the limitations of Section 162(m) of the Code.
      We strongly recommend that you consult your own tax advisor with respect to the federal, foreign, state, provincial and local tax consequences of participating in this offer.

14.	EXTENSION OF THIS OFFER; TERMINATION; AMENDMENT.
      We may at any time, and from time to time, extend the period of time during which this offer is open by giving you notice of the extension and making a public announcement of the extension.
      Prior to the expiration date, we may postpone accepting and canceling any eligible options if any of the conditions specified in Section 6 occur. In order to postpone, we must give notice of the postponement. Our right to delay accepting and canceling eligible options is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the surrendered options promptly after we terminate or withdraw this offer.

      We may amend this offer at any time by giving notice of the amendment. If we extend the length of time during which this offer is open, the amendment must be issued no later than 9:00 a.m., Eastern Daylight Time, on the next business day after the last previously scheduled or announced expiration date. Any announcement relating to this offer will be made promptly in a manner reasonably designed to inform option holders of the change.
      If we materially change the terms of this offer or the information about this offer, or if we waive a material condition of this offer, we will extend this offer to the extent required by Rule 13e-4(d)(2) and Rule 13e-4(e)(3) promulgated under the Exchange Act. Under these rules the minimum period an offer must remain open following material changes in the terms of this offer or information about this offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to increase or decrease what we will give you in exchange for your options, we will give notice of the action.
      If this offer is scheduled to expire within ten business days from the date we give notice of such an increase or decrease, we will also extend this offer for a period of ten business days after the date the notice is published.

15.	FEES AND EXPENSES.
      We will not pay any fees or commissions to any broker, dealer or other person for asking option holders whether they would like to surrender their eligible options under this offer.

16.	ADDITIONAL INFORMATION.
      This offer is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to surrender your eligible options:

(a) our annual report on Form 10-K for our fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005;

(b) our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2005, filed with the SEC on May 6, 2005;

(c) our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2005, filed with the SEC on August 9, 2005;

(d) the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on May 1, 2002, including any amendments or reports we have filed or will file for the purpose of updating that description; and

(e) our notice of annual meeting of stockholders and proxy statement for annual meeting of stockholders, filed with the SEC on April 4, 2005.
      The SEC file number for these filings is 001-31311. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.
      You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.
      Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

      We will also provide without charge to each person to whom we deliver a copy of these materials, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:
LIN TV Corp.
Four Richmond Square, Suite 200
Providence, Rhode Island 02906
Attn: Investor Relations Department
or by telephoning our Investor Relations Department at (401) 454-2880 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Standard Time.
      As you read the documents listed in this Section, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer, you should rely on the statements made in the most recently dated document.
      The information contained in this offer should be read together with the information contained in the documents to which we have referred you.

17.	MISCELLANEOUS.
      If at any time we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, this offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction.